MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

February 7, 2014

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on December 26, 2013 regarding post-effective amendment no. 430 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 431 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”), and which is being made to register a new series of the Trust designated as the PowerShares International BuyBack AchieversTM Portfolio (the “Fund”).  For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the new disclosure in bold to show changes from post-effective amendment no. 430, filed on November 12, 2013.

Pursuant to your request, we have included all missing data from the November 12th filing in our response below. In addition, all missing data and information from the November 12th filing will be incorporated into the next post-effective amendment.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 430.

Prospectus

1.                                      Comment:                                   Page 3: In the section on principal investment strategies, revise the term “equity securities” that comprise the Underlying Index to “common stocks” that comprise the Underlying Index.

Response:                                      We have revised the term accordingly.

2.                                      Comment:                                   Page 4: If the Fund may be sold through insured depository institutions, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A: “Investments in the Fund are not insured or guaranteed by the FDIC or any government agency.”

Response:                                      We hereby confirm that the Fund may not be sold through insured depositary institutions and that the disclosure required by Item 4(b)(1)(iii) therefore is permissibly omitted from the Prospectus.

3.                                      Comment:                                   Page 4: The “Equity Risk” disclosure should focus on the risks of investing in common stocks.  The Underlying Index is based almost exclusively on the performance of common stocks and it appears unnecessary for the Fund to invest in other equity securities.

Response:                                      We have revised the disclosure under the section “Equity Risk” to focus on the risks particular to common stock.  The revised disclosure is as follows:

Common Stock Risk. Common stock risk is the financial risk that the value of an individual company’s stock may fall as a result of various factors. A company’s stock may fall due to factors directly relating to that company, such as decisions made by its management or lower demand for the company’s products or services. Common stocks may decline significantly in price over short or extended periods of time. For example, an adverse event, such as an unfavorable earnings report or failure to make an anticipated dividend payment, may depress the value of a company’s common stock. In addition, a stock’s value may fall because of factors affecting not just the company, but also companies in the same industry or in a number of different industries, such as increases in production costs.  Price changes of common stock may occur solely in a particular region, industry, or sector of the market. Finally, the value of a company’s common stock also may be affected by changes in general market and economic conditions that are relatively unrelated to the company or its industry and that impact the market as a whole. These conditions include changes in interest rates, specific periods of overall market turbulence or instability, or general and prolonged periods of economic decline and cyclical change. The price of some common stocks may be particularly sensitive to, and more adversely affected by, these general movements in the stock market.

4.                                      Comment:                                   Page 4: Please add disclosure about the risks of investing in emerging market economies.

Response:                                      We have included new risk disclosure in a section titled “Summary Information—Principal Risks of Investing in the Fund—Emerging Markets Securities Risk” on page 4 and additionally in the section “Additional Information about the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund—Emerging Markets Securities Risk” on page 7.  The revised disclosure is as follows:

Emerging Markets Securities Risk. Investments in the securities of issuers in emerging market countries involve risks often not associated with investments in the securities of issuers in developed countries. Securities in emerging markets may be subject to greater price fluctuations than securities in more developed markets. Fluctuations in the value of the U.S. dollar relative to the values of other currencies may adversely affect investments in emerging market securities, and emerging market securities may have relatively low market liquidity, decreased publicly available information about issuers, and inconsistent and potentially less stringent accounting, auditing and financial reporting requirements and standards of practice comparable to those applicable to issues in developed countries.  Emerging market securities also are subject to the risks of expropriation, nationalization or other adverse political or economic developments and the difficulty of enforcing obligations in other countries.  Investments in emerging market securities also may be subject to dividend withholding or confiscatory taxes, currency blockage and/or transfer restrictions. Emerging markets are subject to greater market volatility, lower trading volume, political and economic instability, uncertainty regarding the existence of trading markets and more governmental limitations on foreign investment than are more developed markets.  Securities law in many emerging market countries is relatively new and unsettled.  Therefore, laws regarding foreign investment in emerging market securities, securities regulation, title to securities, and shareholder rights may change quickly and unpredictably.  In addition, the enforcement of systems of taxation at federal, regional and local levels in emerging market countries may be inconsistent and subject to sudden change.

5.                                      Comment:                                   Page 4:  What is meant by “losses from trading in secondary markets” in the section titled “Market Trading Risk”?  Does this statement refer to the secondary market trading of the Fund’s shares or the shares in the Underlying Index?

Response:                                      The “Market Trading Risk” disclosure states that the “Fund faces numerous market trading risks, including the potential lack of an active market for the Shares, losses from trading in secondary markets, and disruption in the creation/redemption process of the Fund.”  This disclosure refers to the secondary market trading of the Fund’s shares themselves, as the Fund could lose value or trade at a discount to its net asset value.

6.                                      Comment:                                   Page 5: In the section titled “Performance,” please add the additional information required by Item 4(b)(2) of Form N-1A.

Response:                                      We have reviewed the line-item disclosure requirements of Item 4(b)(2), and we believe that no changes are necessary (or permitted) at this time.  Item 4(b)(2)(i) requires the inclusion of a bar chart and table “required by paragraphs 4(b)(2)(ii) and (iii) of this section.” The information required under Item 4(b)(2)(ii) and (iii) — the Fund’s risk/return bar chart and table, respectively — is only required “if the Fund has annual returns for at least one calendar year.” Because the Fund has not commenced operations as of the date of the Prospectus, it does not have the calendar year of performance required by Item 4(b)(2), and therefore it need not include such information in the “Performance” section of the Prospectus.  We note that the existing disclosure in this section includes a statement to that effect.

7.                                      Comment:                                   Page 6:  Is tracking error an additional risk of the Fund?

Response:                                      Tracking error is inherent in most exchange-traded funds and presents a risk that the greater the tracking error, the greater a fund’s underperformance as compared to its underlying index.  As stated in the Prospectus, the Fund seeks to have a tracking error of less than 5%, measured on a monthly basis over a one-year period by taking the standard deviation of the difference in the Fund’s returns versus the Underlying Index’s returns.  Tracking error can result from a number of causes, including, among others, valuation differences, Fund operating expenses, Fund rebalancing, legal restrictions, costs or liquidity constraints.  The Prospectus discusses the risk of tracking error in the section titled “Non-correlation Risk” on page 7.

8.                                      Comment:                                   Page 8: Given that the Fund may invest in other funds, please explain whether an Acquired Fund Fees and Expenses entry is required in the fee table.  Will the Fund’s investments in other funds be de minimis and included in other expenses?

Response:                                      Although the Fund may invest in other investment companies, it does not currently expect to do so at a level that would require line-item disclosure. If the Fund were to do so, and such investments exceeded the de minimis amount permitted by Item 3, Instruction 3(f)(i) of Form N-1A, the Fund will disclose such Acquired Fund Fees and Expenses in the expense table in the summary section of the Prospectus.

9.                                      Comment:                                   Page 11: Given the availability of the shares of the companies in the Underlying Index, why would it be necessary for the Fund to use cash creation unit transactions?

Response:                                      Pursuant to the Trust’s exemptive order, the Fund retains the ability to accept cash, rather than in-kind securities, for creation units, if circumstances dictate that such action would be in the best interest of Fund shareholders.  Such circumstances could occur, for example, in instances in which there were market closures in one or more of the foreign countries in which the Fund invests that required the Fund to engage in cash creations.  Although we agree with the staff that such circumstances are unlikely under normal circumstances, because cash creations are still permitted under the Trust’s exemptive order, and because they still present the attendant risks set forth under the section “Frequent Purchases and Redemptions of Fund Shares,” we believe that the existing disclosure is beneficial to investors.

10.                               Comment:                                   Page 12: Revise the disclosure on fair valuation under the section “Net Asset Value” to state that the Board monitors the fair value procedures that it previously has adopted. (See Release IC-26299 (December 17, 2003)).

Response:                                      Item 11 of Form N-1A provides instructions on disclosing the procedures for pricing the Fund’s shares, including a discussion of the circumstances under which it will use fair value pricing and the effects of using fair value pricing.  Release IC-26299 similarly requires that a Fund’s valuation policies and procedures are subject to Rule 38a-1.  Neither Form N-1A, nor the release, requires a statement of the Board’s continued monitoring of the fair value procedures it has previously adopted.  We note supplementally that the Trust’s Board reviews and ratifies all fair value determinations that the adviser has made, and reviews the pricing procedures in accordance with its obligations under Section 2(a)(41) of the 1940 Act.  In light of the foregoing, however, we do not believe that additional disclosure is required, and the Trust respectfully declines to amend the disclosure at this time.

Statement of Additional Information

1.                                      Comment:                                   Page 2: Please clarify the meaning of the following statement in restriction (2): “The Fund may (i) borrow money from banks for temporary or emergency purposes (but not for leverage or the purchase of investments) up to 10% of its total assets and (ii) make other investments or engage in other transactions permissible under the 1940 Act that may involve a borrowing, provided that the combination of (i) and (ii) shall not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed), less the Fund’s liabilities (other than borrowings).”  The “borrowings” will be senior securities under Section 18(g) (“Any obligation or instrument constituting a security and evidencing indebtedness”).  Please disclose that, consistent with policy expressed in

Investment Company Act Release No. 10666, the Fund will cover its economic exposure created by any non-bank borrowings.

Response:                                      Restriction (2) sets forth that, pursuant to the requirements of Section 18 of the 1940 Act, the Fund may borrow money from a bank (as permitted by Section 18(f)(1)) and engage in any other transaction permitted under the 1940 Act that may involve a borrowing permitted by Section 18, but at no time will the amounts of such loans or borrowings exceed the 300% asset coverage requirement of Section 18(f)(1).  The restriction’s disclosure of transactions “permitted under the 1940 Act” makes clear that the Fund will not engage in borrowings that are prohibited as senior securities under Section 18.  In addition, we have included disclosure following the list of fundamental investment restrictions stating that if the Fund’s bank borrowings, repurchase agreements and loans of portfolio securities exceed 33 1/3 % of the value of the Fund’s total assets (including the amount borrowed and the collateral received) less the Fund’s liabilities (other than borrowings), the Fund will take corrective action to reduce the amount of its bank borrowings, repurchase agreements and loans of portfolio securities to an extent that such transactions will not exceed 33 1/3 % of the value of the Fund’s total assets (including the amount borrowed or loaned) less the Fund’s liabilities (other than borrowings or loans).

2.                                      Comment:                                   Page 2: Does the Fund currently intend to engage in portfolio securities lending? If so, please disclose, where appropriate, the additional conditions that must be met whenever the Fund’s portfolio securities are loaned, as discussed in “State Street Bank and Trust Co.,” No-Action Letter (Sept. 29, 1972), and “State Street Bank and Trust Co.,” No-Action Letter (Jan. 29, 1972).

Response:                                      We hereby confirm that the Fund currently does not intend to lend the securities in its portfolio. Should the Fund engage in such transactions at a later date, we confirm that we will supplement or amend the registration statement to disclose the conditions that must be met to engage in this type of transaction.

3.                                      Comment:                                   Page 2: Please explain whether the Fund intends to engage in “transactions in options, futures contracts, options on futures contracts, or other derivative instruments.”  Please describe specifically how the Fund will avoid creating senior securities with respect to each kind of the derivative in which it may invest.  Please describe the Fund’s asset segregation policies with respect to “physically settled” and “cash settled” derivatives, such as options and futures.

Response:                                      We hereby confirm that the Fund will not employ derivatives in pursuing its investment objective.  However, should the Fund use derivatives, the Fund will segregate liquid assets to “cover” open positions in futures contracts. For futures contracts that do not cash settle, the Fund will segregate liquid assets equal to the full notional value of the futures contracts while the positions are open. For futures contracts that do cash settle, the Fund will set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the futures contract, if any, rather than their full notional value.

4.                                      Comment:                                   Page 13: Please explain how the deferred compensation plan for the independent trustees is consistent with the letter to Craig S. Tyle, Esq., General Counsel of the Investment Company Institute (May 14, 1998).

Response:                                      The Trust’s deferred compensation plan (the “Plan”) allows each Independent Trustee to defer payment of all or a portion of the fees that the Trustee receives for serving on the Board throughout the year. An Independent Trustee may elect to have deferred amounts credited with returns equal to the total returns of up to five eligible funds in the

PowerShares Fund Complex that are offered as investment options under the Plan.  The amount of compensation that an Independent Trustee defers is adjusted periodically as though an equivalent amount of compensation had been invested in the shares of one or more of the eligible funds.  The Independent Trustees are not eligible to participate in any PowerShares-related pension or profit sharing plan.

The Trust’s Plan therefore is analogous with the type of deferred account discussed in the 1998 letter to Craig Tyle (the “Letter”).  The Plan, just like those plans described in the Letter, permits investments in affiliated funds that “are not made in return for the provision of services.  Rather, the payments arise from the [Trustee’s] investment, in effect, of his or her own assets in the Affiliated Fund.  The [Trustee’s] economic return from the Affiliated Fund is essentially the same as that of a holder of the Affiliated Fund’s shares.” According to the staff’s position in the Letter, such a plan does not implicate Section 17(d) of the 1940 Act or Rule 17d-1 thereunder.

*                                         *                                         *

We believe that this information responds to all of your comments.  Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copy to: Anna Paglia, Esq.

PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

February 7, 2014

BY EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i)                                     The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)                                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii)                               The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary